SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2002

Commission File Number 1-14858

CGI Group Inc.
(Translation of Registrant’s Name Into English)

1130 Sherbrooke Street West5th Floor
Montréal, Québec
Canada H3A 2M8
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    Form 40-F |X|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No |X|

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

Enclosure: Press release dated November 21, 2002.

This Form 6-K shall be deemed incorporated by reference in the Registrant's Registration Statement on Form S-8, Reg. Nos. 333-13350, 333-66044 and 333-74932.

PRESS RELEASE	FOR IMMEDIATE PUBLICATION

Highway outsources applications management to CGI
in a contract worth more than £6 million
(CDN$15 million)

London, United Kingdom, November 21, 2002 — CGI Group (Europe) Limited (CGI) (TSX: GIB.A; NYSE: GIB) has signed an applications management agreement worth over £6 million (CDN$15 million) with Highway Insurance Holdings Plc (Highway), the UK’s eleventh largest motor insurer.

The eight year contract follows CGI’s recent implementation of its renowned insurance administration system GIOS (Global Insurance Open Solution) at Highway. GIOS helps insurance providers speed up claim resolution, improve underwriting accuracy and significantly reduce red-tape through the electronic automation of administrative processes.

The new applications management contract will enable Highway to benefit from CGI’s specialist support services based from its GIOS centre in Bristol. It will also enable Highway to benefit from CGI’s remote Unix support services for its production and development servers. In addition, CGI will dedicate technical services to support and maintain Highway’s database systems on Oracle.

Stuart Davies, general manager and claims director at Highway Insurance Holdings Plc, comments: “The GIOS solution which was designed and built by CGI, has also been tailored to meet Highway’s very specific requirements. We were therefore confident, taking into account our existing relationship with CGI, that the management of the applications would best be placed in CGI’s safe hands. One of the other advantages of working with CGI is that the company also provides a very flexible service, tailored to our ever-changing needs. Consequently, the new contract recognises our long term partnership with CGI and is expected to bring significant cost and efficiency savings over time.”

Gavin Chapman, managing director of CGI Group (Europe) Ltd, adds: “Highway’s initial licensing agreement for GIOS included some support services. However, this new agreement will ensure that Highway now has a dedicated and flexible team on hand to handle all of its GIOS application and infrastructure support needs in a highly cost-effective manner. We have had a very successful 17 year relationship with Highway and this new contract will ensure that it continues long into the future.”

About Highway
Highway Insurance is the UK’s 11th largest motor insurer. Founded over 50 years ago, Highway writes a broad range of motor risks and in 2002 will write some GBP 265 million in gross premiums, representing 500,000 policies. Highway is part of the Highway Insurance Holdings Plc group, quoted on the London Stock Exchange (HWY.L). Web site: www.highway-insurance.co.uk

About CGI
Founded in 1976, CGI is the fourth largest independent information technology services firm in North America, based on its headcount. CGI and its affiliated companies employ more than 14,600 professionals. CGI’s annualized revenue run-rate totals CDN$2.3 billion (US$1.5 billion). As at September 30, 2002, CGI’s order backlog totalled CDN$10.4 billion (US$6.7 billion). CGI provides end-to-end IT services and business solutions to more than 3,000 clients worldwide from more than 60 offices. CGI’s shares are listed on the TSX (GIB.A) and the NYSE (GIB). They are included in the TSX 100 Composite Index as well as the S&P/TSX Canadian Information Technology and Canadian MidCap Indices. Website: www.cgi.com

Forward-Looking Statements
All statements in this press release that do not directly and exclusively relate to historical facts constitute “forward-looking statements” within the meaning of that term in Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. These statements represent CGI Group Inc.‘s intentions, plans, expectations, and beliefs, and are subject to risks, uncertainties, and other factors, of which many are beyond the control of the Company. These factors could cause actual results to differ materially from such forward-looking statements.

These factors include and are not restricted to the timing and size of contracts, acquisitions and other corporate developments; the ability to attract and retain qualified employees; market competition in the rapidly-evolving information technology industry; general economic and business conditions, foreign exchange and other risks identified in the Management’s Discussion and Analysis (MD&A) in CGI Group Inc.‘s Annual Report or Form 40-F filed with the SEC, the Company’s Annual Information Form filed with the Canadian securities authorities, as well as assumptions regarding the foregoing. The words “believe”, “estimate”, “expect”, “intend”, “anticipate”, “foresee”, “plan”, and similar expressions and variations thereof, identify certain of such forward-looking statements, which speak only as of the date on which they are made. In particular, statements relating to future revenue from outsourcing contracts are forward-looking statements. CGI disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on these forward-looking statements.

UK PRESS ENQUIRIES: Louisa Constable / Geraldine Grewal Portfolio Communications Ltd. 44 20 7240 6959	CGI: Investor relations
Julie Creed
Vice-president, investor relations
(312) 201-4803

Ronald White
Director, investor relations
(514) 841-3230

CGI: Media relations
Eileen Murphy
Director, media relations
(514) 841-3430

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CGI GROUP INC. (Registrant)
Date: November 21, 2002	By /s/ Paule Doré Name: Paule Doré Title: Executive Vice-President and Chief Corporate Officer and Secretary